Exhibit 99.3

OPC Energy Ltd.

Proforma Consolidated Financial Statements

At December 31, 2020

OPC Energy Ltd.
Proforma Consolidated Financial Statements
At December 31, 2020

Contents

Page

Auditors’ Report	2

Proforma Consolidated Statement of Financial Position	3 – 4

Proforma Consolidated Statements of Income and Comprehensive Income	5 – 10

Notes to the Proforma Consolidated Financial Statements	11 – 19

Somekh Chaikin KPMG Millennium Tower 17 Ha’arba’a St., POB 609, Tel-Aviv 6100601 03-6848000

Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

We have audited the accompanying proforma consolidated statement of financial position of O.P.C. Energy Ltd. (hereinafter – “the Company”), as at December 31, 2020, and the proforma consolidated statements of income and comprehensive income for each of the three years in the period ended December 31, 2020. These proforma consolidated financial statements are the responsibility of the Company’s Board of Directors and its Management. Our responsibility is to express an opinion on these proforma consolidated financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audits to obtain reasonable assurance that the proforma financial statements are free of a material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and by its Management, as well as evaluating the overall presentation in the proforma financial statements. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the proforma consolidated financial statements referred to above present fairly, in all material respects, the proforma financial position of the Company and its subsidiaries as at December 31, 2020, and the proforma consolidated results of operations, for each of the three years in the period ended December 31, 2020, in accordance with the provisions of Regulation 9A of the Securities Regulations (Periodic and Immediate Reports), 1970 – this being on the basis of the assumptions detailed in Note 3 to these proforma financial statements.

Sincerely,

Somekh Chaikin
Certified Public Accountants (Isr.)

March 24, 2021

OPC Energy Ltd.
Proforma Consolidated Statements of Financial Position

	As at December 31, 2020
		Adjustments
	Before	in respect of
	Proforma	Proforma	Proforma
	Event	Data	Data
	Thousands of New Israeli Shekels

Current Assets
Cash and cash equivalents	200,474	65,191	265,665
Short-term deposits	1,607,130	(1,464,279)	142,851
Short-term deposits and restricted cash	206,925	–	206,925
Trade receivables and accrued income	153,488	28,813	182,301
Other receivables and debit balances	62,550	49,157	111,707
Short-term derivative financial instruments	366	–	366
Total current assets	2,230,933	(1,321,118)	909,815

Non‑Current Assets
Long-term deposits and restricted cash	231,331	874	232,205
Investment in companies accounted for using the
equity method of accounting	–	2,005,324	2,005,324
Long-term prepaid expenses	143,240	–	143,240
Deferred tax assets, net	23,706	1,318	25,024
Long-term derivative financial instruments	529	–	529
Property, plant and equipment	2,664,930	102,536	2,767,466
Right‑of‑use assets	276,477	28,183	304,660
Intangible assets	4,668	525,504	530,172
Total non‑current assets	3,344,881	2,663,739	6,008,620

Total assets	5,575,814	1,342,621	6,918,435

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.
Proforma Consolidated Statements of Financial Position

	As at December 31, 2020
		Adjustments
	Before	in respect of
	Proforma	Proforma	Proforma
	Event	Data	Data
	Thousands of New Israeli Shekels

Current Liabilities
Current maturities of long-term loans	149,404	24,064	173,468
Trade payables	297,522	3,263	300,785
Other payables and credit balances	95,740	21,148	116,888
Short-term derivative financial instruments	125,806	9,832	135,638
Current maturities of lease liabilities	45,182	4,096	49,278
Liabilities for current taxes	–	1,820	1,820
Total current liabilities	713,654	64,223	778,877

Non‑Current Liabilities
Long-term loans from banks and others	1,850,836	524,058	2,374,894
Debentures	952,109	–	952,109
Long-term lease liabilities	14,293	24,733	39,026
Long-term derivative financial instruments	22,364	28,896	51,260
Other long‑term liabilities	2,446	118,971	121,417
Employee benefits	177	–	177
Liabilities for deferred taxes, net	308,563	21,579	330,142
Total non-current liabilities	3,150,788	718,237	3,869,025

Total liabilities	3,864,442	782,460	4,646,902

Equity
Share capital	1,784	–	1,784
Premium on shares	1,714,122	–	1,714,122
Capital reserves	(73,965)	88,000	14,035
Retained earnings	28,671	–	28,671
Total equity attributable to the Company’s owners	1,670,612	88,000	1,758,612
Non‑controlling interests	40,760	472,161	512,921
Total equity	1,711,372	560,161	2,271,533

Total liabilities and equity	5,575,814	1,342,621	6,918,435

_______________________________	________________________	_________________________
Yair Caspi Chairman of the Board of Directors	Giora Almogy CEO	Tzahi Goshen CFO

Approval date of the financial statements: March 24, 2021

The accompanying notes to the proforma financial statements are an integral part thereof.

OPC Energy Ltd.
Proforma Consolidated Statements of Income

	For the Year Ended December 31, 2020
		Adjustments
	Before	in respect of
	Proforma	Proforma	Proforma
	Event	Data	Data
	Thousands of New Israeli Shekels

Sales and services	1,325,278	267,476	1,592,754
Cost of sales and services (net of depreciation and
amortization)	968,047	73,347	1,068,165
Depreciation and amortization	113,876	18,858	133,803

Gross profit	243,355	175,271	418,626

Administrative and general expenses	51,913	45,815	97,728
Transcaction costs for the acquisition of CPV Group	42,019	(42,019)	–
Business development expenses	6,868	5,156	12,024
Share in losses of associated companies	–	(6,005)	(6,005)
Other income (expenses), net	1,036	(63,382)	(62,346)

Operating income	143,591	96,932	240,523

Financing expenses	173,035	89,760	262,795
Financing income	1,215	107	1,322
Financing expenses, net	171,820	89,653	261,473

Income (loss) before taxes on income	(28,229)	7,279	(20,950)

Taxes on income	13,619	(444)	13,175

Income (loss) for the year	(41,848)	7,723	(34,125)

Income (loss) attributable to:
The Company’s owners	(56,555)	3,078	(53,477)
Non‑controlling interests	14,707	4,645	19,352
Income (loss) for the year	(41,848)	7,723	(34,125)

Income (loss) per share attributable to the
Company’s owners

Basic income (loss) per share (in NIS)	(0.37)	0.07	(0.30)

Diluted income (loss) per share (in NIS)	(0.37)	0.07	(0.30)

The accompanying notes to the proforma financial statements are an integral part thereof.

OPC Energy Ltd.
Proforma Consolidated Statements of Comprehensive Income

	For the Year Ended December 31, 2020
		Adjustments
	Before	in respect of
	Proforma	Proforma	Proforma
	Event	Data	Data
	Thousands of New Israeli Shekels

Income (loss) for the year	(41,848)	7,723	(34,125)

Components of other comprehensive loss that after the
initial recognition in the statement of comprehensive
income were or will be transferred to the statement of
income

Effective portion of change in the fair value of cash-flow
hedges	(155,751)	90,496	(65,255)

Net change in fair value of derivative financial
instruments used for hedging cash flows recorded to
the cost of the hedged item	10,540	640	11,180

Net change in fair value of derivative financial
instruments used to hedge cash flows transferred
to the statement of income	21,652	–	21,652

Foreign currency translation differences in respect of
foreign activities	–	(144,206)	(144,206)

Other comprehensive loss in respect of associated companies	–	(20,218)	(20,218)

Tax benefit in respect of items of other comprehensive loss	4,627	41,936	46,56.

Total other comprehensive loss for the year, net of tax	(118,932)	(31,353)	(150,285)

Total comprehensive loss for the year	(160,780)	(23,630)	(184,410)

Comprehensive loss attributable to:
The Company’s owners	(175,487)	9,859	(165,628)
Holders of non‑controlling interests	14,707	(33,489)	(18,782)
Total comprehensive loss for the year	(160,780)	(23,630)	(184,410)

The accompanying notes to the proforma financial statements are an integral part thereof.

OPC Energy Ltd.
Proforma Consolidated Statements of Income

	For the Year Ended December 31, 2019
		Adjustments
	Before	in respect of
	Proforma	Proforma	Proforma
	Event	Data	Data
	Thousands of New Israeli Shekels

Sales and services	1,329,988	167,410	1,497,398
Cost of sales and services (net of depreciation and
amortization)	910,347	75,500	985,847
Depreciation and amortization	110,997	7,225	118,222

Gross profit	308,644	84,685	393,329

Administrative and general expenses	54,805	57,274	112,079
Business development expenses	6,938	4,452	11,390
Share in income of associated companies	–	171,989	171,989
Other income, net	21,409	–	21,409

Operating income	268,310	194,948	463,258

Financing expenses	100,028	84,291	184,319
Financing income	6,879	39	6,918
Financing expenses, net	93,149	84,252	177,401

Income before taxes on income	175,161	110,696	285,857

Taxes on income	50,425	23,568	73,993

Income for the year	124,736	87,128	211,864

Income attributable to:
The Company’s owners	90,495	57,568	148,063
Non‑controlling interests	34,241	29,560	63,801
Income for the year	124,736	87,128	211,864

Income per share attributable to the Company’s owners

Basic income per share (in NIS)	0.66	0.20	0.86

Diluted income per share (in NIS)	0.65	0.20	0.85

The accompanying notes to the proforma financial statements are an integral part thereof.

OPC Energy Ltd.
Proforma Consolidated Statements of Comprehensive Income

	For the Year Ended December 31, 2019
		Adjustments
	Before	in respect of
	Proforma	Proforma	Proforma
	Event	Data	Data
	Thousands of New Israeli Shekels

Income for the year	124,736	87,128	211,864

Components of other comprehensive loss that after the
initial recognition in the statement of comprehensive
income were or will be transferred to the statement of
income

Effective portion of change in the fair value of cash-flow
Hedges	(28,989)	–	(28,989)

Net change in fair value of derivative financial
instruments used for hedging cash flows recorded to
the cost of the hedged item	4,668	–	4,668

Net change in fair value of derivative financial
instruments used to hedge cash flows transferred
to the statement of income	9,778	–	9,778

Foreign currency translation differences in respect of
foreign activities	–	(165,313)	(165,313)

Other comprehensive loss in respect of associated companies	–	(44,339)	(44,339)

Tax benefit in respect of items of other comprehensive loss	615	54,509	55,124

Total other comprehensive loss for the year, net of tax	(13,928)	(155,143)	(169,071)

Total comprehensive income for the year	110,808	(68,015)	42,793

Comprehensive income attributable to:
The Company’s owners	76,567	(47,610)	28,957
Holders of non‑controlling interests	34,241	(20,405)	13,836
Total comprehensive income for the year	110,808	(68,015)	42,793

The accompanying notes to the proforma financial statements are an integral part thereof.

OPC Energy Ltd.
Proforma Consolidated Statements of Income

	For the Year Ended December 31, 2018
		Adjustments
	Before	in respect of
	Proforma	Proforma	Proforma
	Event	Data	Data
	Thousands of New Israeli Shekels

Sales and services	1,306,471	104,482	1,410,953
Cost of sales and services (net of depreciation and
amortization)	929,401	70,280	999,681
Depreciation and amortization	107,208	4,206	111,414

Gross profit	269,862	29,996	299,858

Administrative and general expenses	47,593	56,139	103,732
Business development expenses	3,593	4,213	7,806
Share in losses of associated companies	–	(25,870)	(25,870)
Other income, net	6,235	–	6,235

Operating income	224,911	(56,226)	168,685

Financing expenses	97,893	14,519	112,412
Financing income	7,302	58	7,360
Financing expenses, net	90,591	14,461	105,052

Income before taxes on income	134,320	(70,687)	63,633

Taxes on income	36,803	(7,451)	29,352

Income for the year	97,517	(63,236)	34,281

Income attributable to:
The Company’s owners	73,034	(47,584)	25,450
Non‑controlling interests	24,483	(15,652)	8,831
Income for the year	97,517	(63,236)	34,281

Income per share attributable to the Company’s owners

Basic income per share (in NIS)	0.55	(0.40)	0.15

Diluted income per share (in NIS)	0.55	(0.40)	0.15

The accompanying notes to the proforma financial statements are an integral part thereof.

OPC Energy Ltd.
Proforma Consolidated Statements of Comprehensive Income

	For the Year Ended December 31, 2018
		Adjustments
	Before	in respect of
	Proforma	Proforma	Proforma
	Event	Data	Data
	Thousands of New Israeli Shekels

Income for the year	97,517	(63,236)	34,281

Components of other comprehensive income that after
the initial recognition in the statement of comprehensive
income were or will be transferred to the statement of
income

Effective portion of change in the fair value of cash-flow
Hedges	2,211	–	2,211

Net change in fair value of derivative financial
instruments used for hedging cash flows recorded to
the cost of the hedged item	(590)	–	(590)

Foreign currency translation differences in respect of
foreign activities	–	159,086	159,086

Other comprehensive loss in respect of associated companies	–	35,370	35,370

Taxes in respect of items of other comprehensive income	(373)	(50,559)	(50,932)

Total other comprehensive income for the year, net of tax	1,248	143,897	145,145

Total comprehensive income for the year	98,765	80,661	179,426

Comprehensive income attributable to:
The Company’s owners	74,282	56,463	130,745
Holders of non‑controlling interests	24,483	24,198	48,681
Total comprehensive income for the year	98,765	80,661	179,426

The accompanying notes to the proforma financial statements are an integral part thereof.

OPC Energy Ltd.
Notes to the Proforma Consolidated Financial Statements
At December 31, 2020

Note 1 –	General

A.
These consolidated proforma financial statements (hereinafter – “the Proforma Statements”) were prepared in accordance with the provisions of Regulation 9A of the Securities Regulations (Periodic and Immediate Reports), 1970, and they relate to acquisition of the control of the CPV Group (as detailed in Note 2 below).

B.
The Proforma Statements were prepared on the basis of the data of the Company and the financial data of the activities acquired as described in Note 2 below (hereinafter – “the Acquired Activities”) as at December 31, 2020 and for the three years in the period ended December 31, 2020.

C.
The Proforma Statements are intended to retroactively reflect the consolidated financial position of the Company as at December 31, 2020 under the assumption that the acquisition transaction was completed on December 31, 2020, and the consolidated results of the operations and the consolidated statement of comprehensive income for each of the three years in the period ended December 31, 2020, under the assumption that the acquisition transaction was completed on December 31, 2018, based on the actual results of operations as received from the CPV Group (as defined in Note 2, below) and under the assumptions spelled out in Note 3 below.

D.
The Proforma Statements do not include proforma consolidated statements of cash flows since it is not required to be included and since they would not add significant information to the information presented in other parts of the Proforma Statements.

E.
The significant accounting principles applied in the Proforma Statements, subject to the main assumptions and adjustments included therein as described in Note 3 below, are consistent with those used in preparation of the Company’s consolidated financial statements as at December 31, 2020 and for the year then ended, on which the Proforma Statements presented above are based. Therefore, these Proforma Statements must be read together with the Company’s consolidated financial statements for the relevant periods.

F.
The Proforma Statements, by their very nature, are based on assumptions, estimates and assessments, as detailed in Note 3 below, and accordingly the proforma data included in these Proforma Statements may not be viewed as if they necessarily reflect the results of the current and/or future operations of the Company after completion of the transaction for acquisition of the CPV Group. These Proforma Statements are intended to serve the users of the Company’s consolidated financial statements as proforma comparative data for future periods.

Note 2 –	The Proforma Event

In October 2020, an agreement was signed (hereinafter – “the Acquisition Agreement”) whereby the Company will acquire (indirectly) from entities in the Global Infrastructure Management LLC Group (hereinafter – “the Sellers”), 70% of the rights and holdings in the following entities: CPV Power Holdings LP (hereinafter – “CPVPH”); Competitive Power Ventures Inc. (hereinafter – “CPVI”); and CPV Renewable Energy Company Inc. (hereinafter – “CPVREC”) (CPVPH, CPVI and CPVREC will be referred to hereinafter together as – “the CPV Group”).

OPC Energy Ltd.
Notes to the Proforma Consolidated Financial Statements
At December 31, 2020

Note 2 –	The Proforma Event (Cont.)

The CPV Group is engaged in the development, construction and management of power plants using renewable energy and conventional energy (power plants running on natural gas of the advanced‑generation combined‑cycle type) in the United States. The CPV Group holds rights, mainly through associated companies, in active power plants that it initiated and developed – both in the area of conventional energy and in the area of renewable energy. In addition, through an asset management group the CPV Group is engaged in provision of management services to power plants in the United States using a range of technologies and fuel types, by means of signing asset‑management agreements, usually for short/medium periods. The acquisition was made through a limited partnership. CPV Group LP (hereinafter – “the Buyer”) which is held indirectly at the rate of 70% by the Company (limited partner), at the rate of 30% by financial investors (limited partners).

For purposes of financing the acquisition, the Company raised capital on the Tel‑Aviv Stock Exchange and by means of a private issuance in October 2020, in the amount of about NIS 1,077 million, and it also raised capital through sale of debentures (Series B) on the Tel‑Aviv Stock Exchange in October 2020, in the amount of about NIS 250 million. The balanced of the amount was financed from the Company’s own sources.

Completion of the transaction was subject to preconditions and receipt of various regulatory approvals. The preconditions included, among others, confirmation of each of the parties of fulfillment of its representations under the Agreement. The regulatory approvals included the following main approvals: approval of the Committee for Examination of Foreign Investments in the United States (CIFUS); passage of the required period for handling the request under the Hart Scott Rodino Act; approval of the Federal Energy Regulatory Commission and approval of the New York Public Service Commission. Subsequent to the date of the report, on January 25, 2021, the transaction was completed (hereinafter – “the Transaction Completion Date”) – this being after on January 24, 2021 all the regulatory approvals required for completion of the transaction were received and the preconditions were essentially fulfilled. As part of completion of the transaction, the consideration was paid to the Sellers and credit certificates and guarantees were provided, as detailed below (against transfer of all of the rights and holdings in the CPV Group).

On the Transaction Completion Date, in accordance with the mechanism for determination of the consideration as defined in the acquisition agreement, the Buyer paid the Sellers the amount of about $648 million (which constitutes the acquisition price of about $630 million and certain adjustments to working capital, the cash balance and the debt balance), and the amount of about US$5 million with respect to a deposit in the same amount remaining in the CPV Group. It is noted that in respect of an interest of 17.5% in the rights in Three Rivers, a project under construction (hereinafter – “the Project Under Construction”), CPVPH provided a seller’s loan, in the amount of US$95 million (hereinafter – “the Sellers’ Loan”). The rate of the holdings in the Project Under Construction may drop to 10%. The parties agreed that to the extent a sale is executed of up to 7.5% of the rights in the Project Under Construction within 60 days from the completion date of the transaction, a partial repayment will be made, in the amount of $40 million, out of the Seller’s Loan that will be made upon completion of sale of the rights, as stated, and arrangements were provided including regarding reduction of the interest on the Seller’s Loan in the case of a sale. The Seller’s Loan is for a period of up to two years from the closing date of the transaction, bears interest at the annual rate of 4.5% and is secured by a lien on shares of a holding company that owns the rights in the project under construction and rights in the framework of a management agreement for the project under construction. The Seller’s Loan includes loan covenants and breach events, and does not include construction and early repayment costs. It is noted that the transaction costs for acquisition of the CPV Group are expected to amount to about NIS 45 million (about NIS 42 million was included in the statement of income for 2020 in the category “transaction expenses in respect of the CPV Group”).

OPC Energy Ltd.
Notes to the Proforma Consolidated Financial Statements
At December 31, 2020

Note 2 –	The Proforma Event (Cont.)

The Company partially hedged its exposure to changes in the cash flows from payments in dollars in connection with the acquisition agreement by means of forward transactions. The Company chose to designate the forward transactions as an accounting hedge. In addition, on the completion date of the transaction the Buyer provided guarantees in place of the guarantees provided by the Sellers prior to the completion date of the transaction in favor of third parties in connection with projects of the CPV Group that are in the development stage.

Subsequent to the date of the report, on February 3, 2021, the transaction for sale of 7.5% of the rights in a project under construction was completed, and accordingly the Seller’s Loan was reduced by the amount of about $41 million. The Seller’s Loan will continue to exist with respect to the amount of about $54 million in connection with the consideration relating to 10% of the rights in a project under construction that is held by the CPV Group, pursuant to the conditions set forth above.

The CPV Group holds rights in active power plants which it initiated and constructed in recent years – both in the conventional area and in the area of renewable energy: in power plants powered by natural gas (of the integrated cycle type from the advanced generation), the share of the CPV Group is about 1,290 megawatts out of about 4,045 megawatts (5 power plants), and in wind energy the share of the CPV Group is about 106 megawatts out of about 152 megawatts (1 power plant). In addition, the CPV Group holds rights in a power plant powered by natural gas having an aggregate capacity of 1,258 megawatts in the construction stage (as at the publication date of the report, the share of the CPV Group is about 125 megawatts).

In addition to the power plants using conventional technology and renewable energy, as stated above, as at the submission date of the report the CPV Group has a list (backlog) of 9 renewable energy projects in advanced stages of development, and additional projects using various technologies in different stages of development, having an aggregate scope of about 6,175 megawatts. In addition, the CPV Group is also engaged in provision of asset‑management and energy services to power plants using various different technologies, both for projects it initiated as well as for third parties, and in total the CPV Group provides management services to power plants with an aggregate capacity of about 7,911 megawatts.

As part of the Acquisition Agreement, certain representations of the Sellers were included, which will expire on the closing date of the transaction, except for fundamental representations that will apply for two years from closing date of the transaction, and where upon a breach thereof compensation will be paid to the Buyer. In addition, in this connection the Buyer acquired an insurance policy covering various representations with a liability limit of up to $53 million for periods of 3 years and 6 years.

On the completion date of the transaction, the Buyer provided guarantees and credit certificates in place of guarantees provided by the Sellers for the benefit of third parties in connection with CPV’s projects that are in various stages of development.

The Acquisition Agreement provides, among other things, that the Sellers will be paid compensation, in the amount of $50 million, under certain circumstances of breach of the agreement. The Company provided a corporate guarantee to assure payment of the said compensation and/or payment of certain expenses that will be incurred by the Buyer (if in fact incurred). Subsequent to the date of the report, upon completion of the transaction, the said corporate guarantee was cancelled.

OPC Energy Ltd.
Notes to the Proforma Consolidated Financial Statements
At December 31, 2020

Note 3 –	Main Assumptions that served as the Basis for Preparation of the Proforma Statements

A.
In the Proforma Statements, which include the proforma statement of financial position as at December 31, 2020, and the proforma statements of income and the proforma statements of comprehensive income for each of the three years ended in the period ended December 31, 2020, adjustments and classifications were made regarding the manner of presentation of certain items in the financial data of Acquired Activities in order to conform the manner of their presentation to that of the Company, including to International Financial Reporting Standards (IFRS).

B.	Functional currency

The functional currency of the companies acquired is the Dollar, which is different than the Company’s functional currency, which is the shekel and for purposes of consolidation of the Proforma Statements the statements of the companies acquired were translated from the Dollar into shekels. The translation differences relating to the investment in the equity were included in the statement of comprehensive income and translation differences in respect of a loan the Company provided to the Buyer were recorded as exchange rate differences in the “financing expenses” category.

As a practical result, in the proforma statement of income for 2020, exchange rate differences were included in the amount of about NIS 39 million, for 2019 exchange rate differences were included in the amount of about NIS 37 million, and for 2018 exchange rate differences were included in the amount of about NIS 34 million. In the proforma statement of income for 2020, negative translation differences were included in the amount of about NIS 144 million, in 2019 negative translation differences were included in the amount of about NIS 165 million, and in 2018 positive translation differences were included in the amount of about NIS 159 million.

C.	Determination of the fair value of identified assets and liabilities in a temporary manner

The acquisition was accounted for in accordance with the provisions of IFRS 3 “Business Combinations”. Therefore, on the completion date of the transaction the Company included the assets of the CPV Group, net, in accordance with their fair values. The Company’s share in the acquisition consideration amounted to about $457 million. The excess cost created on the acquisition of the CPV Group amounted to about $20 million and was allocated temporarily (in accordance with IFRS 3). Up to the approval date of the financial statements, the Company had not yet completed allocation of the acquisition cost to the identified assets and liabilities, this being due to the short period of time that passed from the date of the business combination and up to the approval date of the proforma financial statements. In light of that stated, part of the fair value data is still temporary and there could be changes that will impact the data that is included in the Proforma Statements.

In the Proforma Statements, the excess cost was allocated partly to the property, plant and equipment of the associated companies and partly to goodwill. The excess cost allocated to the associated companies was amortized in the Proforma Statements over the balance of the useful life of the property, plant and equipment (33 years). Accordingly, in the proforma consolidated statement of income for 2020, 2019 and 2018 amortization of excess cost expenses were recorded in the category “Company’s share in income (losses) of affiliated companies”, in the amount of about NIS 1.5 million per year, respectively.

OPC Energy Ltd.
Notes to the Proforma Consolidated Financial Statements
At December 31, 2020

Note 3 –	Main Assumptions that served as the Basis for Preparation of the Proforma Statements (Cont.)

C.	Determination of the fair value of identified assets and liabilities in a temporary manner (Cont.)

As stated above, the Company partly hedged (accounting hedge) the exposure to changes in the cash flows due to payments in the Dollar in connection with the acquisition agreement by means of forward transactions. Costs deriving to the Company as a result of the said hedge, in the amount of about NIS 88 million, which were recorded in a capital reserve in the Company’s financial statements for 2020, were classified in the proforma statement of financial position as at December 31, 2020 to goodwill in the “intangible assets” category. In the proforma statement of comprehensive income, the said hedge costs that were included in 2020 were eliminated.

D.	Transaction costs

It was assumed that acquisition cost included in the “other expenses” category in the Company’s statement of income for 2020 (before the proforma event) and that are allocated to acquisition of the CPV Group, in the amount of about NIS 42 million, were recognized in the period immediately preceding completion of the transaction for purposes of the Proforma Statements, that is, January 1, 2018, and therefore they are included in the operating expenses in proforma statements of income.

E.	Financing of the acquisition cost and recording of financing expenses in connection with the Acquired Activities

As stated above, the acquisition transaction was financed through raising of capital, in the amount of NIS 1,077 million, which took place in October 2020, and by means of selling debentures (Series B), in the amount of NIS 377 million, which took place in April and October 2020. Accordingly, the proforma consolidated statement of financial position as at December 31, 2020 reflects a decline in the “deposits” category, in the amount of NIS 1.5 billion that were used for the acquisition. In addition, since the proforma event in statements of income is reflected as if the acquisition had been made on January 1, 2018, the Company’s results of activities as included in the proforma consolidated statement of income includes deemed interest expenses, in order to reflect therein the assumption as if the said debentures was executed on January 1, 2018. Therefore, the Company included deemed interest expenses in the proforma statement of income for 2020, 2019 and 2018, in the amounts of about NIS 8 million, about NIS 11 million and about NIS 11 million, respectively, pursuant to the interest rate on the debentures (Series B). The tax impacts were included accordingly.

OPC Energy Ltd.
Notes to the Proforma Consolidated Financial Statements
At December 31, 2020

Note 3 –	Main Assumptions that served as the Basis for Preparation of the Proforma Statements (Cont.)

F.	Seller’s loan

On the completion date of the transaction, the former shareholders of the CPV Group invested about $67 million in the CPV Group (about $13 million in equity and about $54 million in a seller’s loan), where the amount of about $54 million out of this amount was used for repayment of a loan from a financial institution that was received in 2017 and that bore interest at the rate of 12.5%. The seller’s loan bears interest at the annual rate of 4.5%. In the proforma consolidated statement of financial position as at December 31, 2020 it was assumed that these transactions were executed on December 31, 2020 and, therefore, the equity of the company acquired increased by about $13 million and the loan from the financial institution was replaced by the seller’s loan, in the amount of about $54 million. In the proforma statement of income an adjustment was made of the financing costs for the refinancing and, accordingly, the financing expenses in the proforma statement of income for 2020, 2019 and 2018 decreased by the amounts of about NIS 17 million, about NIS 15 million and about NIS 13 million, respectively, in order to reflect the difference between the interest rate of about 12.5% and the interest rate of 4.5%. The tax impacts were included accordingly.

G.	Taxes on income

Part of the Acquired Activities was executed through partnerships that are not taxed at the partnership level but, rather, at the level of the partners and, therefore, no tax expenses were included in the financial statements of these companies. In the Proforma Statements, the tax impacts of the Acquired Activities that are taxed as partnerships for purposes of U.S. federal taxes was included, as they are reflected at the level of the CPV Group, this being on the basis of the tax rate of the CPV Group that applied in the proforma period (about 26% in all the proforma years – Federal tax of 21% and state tax at an average rate of 5%). As a practical result, in the proforma statement of income for the years ended December 31, 2020, 2019 and 2018, the Company recorded additional tax expenses, in the amounts of about NIS 12 million, about NIS 18 million and about NIS 49 million, respectively.

H.	Other income that does not reflect continuation of the activities in the future

The revenues from sale of associated companies that was included in the statements of the CPV Group in the “other income” category in the years 2020, 2019 and 2018 in the amounts of $7 million (about NIS 25 million), $13 million (about NIS 47 million) and $80 million (about NIS 287 million), respectively, were eliminated in the proforma statement of income since they do not reflect the Company’s business plan of selling associated companies upon their increase in value but, rather, the intention to continue to hold and operate these companies.

I.	Non-controlling interest

In each of the years presented in the proforma statement of income, the share of the holders of non‑controlling interests in the income (loss) was included deriving from the impact of the data relating the Acquired Activities that was used in preparation of the proforma financial statements and the proforma adjustments that were included in the proforma consolidated statement of comprehensive income.

OPC Energy Ltd.
Notes to the Proforma Consolidated Financial Statements
At December 31, 2020

Note 4 –	Associated Companies accounted for using the Equity Method of Accounting

A.	Condensed financial information regarding the financial position as at December 31, 2020

	Rate of holdings	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Total net assets	Company’s share in net assets
		Thousands of New Israeli Shekels

As at December 31, 2020
CPV Shore Holdings, LLC	37.53%	54,024	2,652,097	83,839	1,573,147	1,049,134	393,740
CPV Maryland, LLC	25.00%	55,443	2,119,179	131,752	1,052,211	990,660	247,665
CPV Valley Holdings, LLC	50.00%	157,045	3,162,763	197,015	1,847,629	1,275,164	637,582
CPV Towantic, LLC	26.00%	57,989	3,018,672	215,172	1,804,235	1,057,254	274,886
CPV Fairview, LLC	25.00%	84,942	3,176,567	220,694	1,939,361	1,101,454	275,364
CPV Three Rivers, LLC	10.00%	4,983	1,703,140	71,322	997,840	638,962	210,428

Total Company’s share in net asset							2,009,637

Adjustments							(4,313)

Investment in companies accounted for using the equity method of accounting in proforma report							2,005,324

OPC Energy Ltd.
Notes to the Proforma Consolidated Financial Statements
At December 31, 2020

Note 4 –	Associated Companies accounted for using the Equity Method of Accounting (Cont.)

B.	Condensed financial information regarding the result of operations for the years ended December 31, 2020, 2019 and 2018

	Rate of holdings	Revenues	Income	Other comprehensive income	Total comprehensive income	Company’s share in income	Company’s share in comprehensive income
		Thousands of New Israeli Shekels

For the year ended December 31, 2020
CPV Shore Holdings, LLC	37.53%	500,238	4,835	(19,595)	(14,760)	1,815	(5,539)
CPV Maryland, LLC	25.00%	452,907	(43,417)	13,138	(30,279)	(10,854)	(7,570)
CPV Valley Holdings, LLC	50.00%	448,662	(128,759)	(18,104)	(146,863)	(64,380)	(73,432)
CPV Towantic, LLC	26.00%	724,872	141,460	(71,101)	70,360	36,780	18,294
CPV Fairview, LLC	25.00%	533,032	(27,342)	(47,023)	(74,365)	(6,835)	(18,591)
CPV Keenan, LLC	100.00%*	103,000	(7,097)	(3,927)	(11,024)	40,760	37,156
CPV Three Rivers, LLC	10.00%	-	(4,900)	675	(4,225)	(1,120)	(1,102)

Total Company’s share in losses						(3,836)
Adjustments						(2,169)

Share in losses of associated companies
in proforma data						(6,005)

For the year ended December 31, 2019
CPV Shore Holdings, LLC	37.53%	761,309	162,744	(6,780)	155,965	61,078	58,534
CPV Maryland, LLC	25.00%	672,942	38,162	(1,248)	36,914	9,540	9,228
CPV Valley Holdings, LLC	50.00%	675,804	33,474	(24,638)	8,836	16,737	4,418
CPV Towantic, LLC	26.00%	776,031	101,980	(70,613)	31,368	26,515	8,156
CPV Fairview, LLC	25.00%	97,952	50,723	(38,746)	11,977	12,681	2,994
CPV Keenan, LLC	100.00%*	106,012	(9,670)	(692)	(10,362)	47,981	46,863
CPV Three Rivers, LLC	17.50%	-	(447)	-	(447)	(313)	(313)

Total Company’s share in income						174,219
Adjustments						(2,230)

Share in income of associated companies in proforma data						171,989

* Of the Class B Membership Interests

OPC Energy Ltd.
Notes to the Proforma Consolidated Financial Statements
At December 31, 2020

Note 4 –	Associated Companies accounted for using the Equity Method of Accounting (Cont.)

B.	Condensed financial information regarding the result of operations for the years ended December 31, 2020, 2019 and 2018 (Cont.)

	Rate of holdings	Revenues	Income	Other comprehensive income	Total comprehensive income	Company’s share in income	Company’s share in comprehensive income
		Thousands of New Israeli Shekels

For the year ended December 31, 2018
CPV Shore Holdings, LLC	37.53%	649,519	(34,525)	13,376	(21,149)	(12,957)	(7,937)
CPV Maryland, LLC	25.00%	675,352	(18,532)	6,255	(12,277)	(4,633)	(3,069)
CPV Valley Holdings, LLC	50.00%	66,779	(136,322)	19,277	(117,046)	(68,161)	(58,523)
CPV Towantic, LLC	26.00%	601,229	100,326	15,146	115,472	42,521	30,023
CPV Fairview, LLC	25.00%	(78,146)	(81,824)	7,715	(74,109)	(20,456)	(18,527)
CPV Keenan, LLC	100.00%*	105,816	(6,316)	9,936	3,620	40,362	47,705
CPV Three Rivers, LLC	17.50%	-	-	-	-	(244)	(244)

Total Company’s share in losses						(23,569)
Adjustments						(2,301)

Share in losses of associated companies
in proforma data						(25,870)

* Of the Class B Membership Interests